EXHIBIT 99.1

Alliance One International, Inc.   Tel: 919 379 4300
8001 Aerial Center Parkway   Fax: 919 379 4346
Post Office Box 2009   www.aointl.com
Morrisville, NC 27560-2009
USA



NEWS RELEASE   Contact: James A. Cooley
(919) 379-4300

November 10, 2005

ALLIANCE ONE DECIDES TO SUSPEND DIVIDEND

MORRISVILLE, N.C., -- The Board of Directors of Alliance One International, Inc. (NYSE: AOI), at its meeting held today, determined not to declare a quarterly dividend on its common stock for the current quarter, and further determined that it is in the best interest of the Company to cease paying dividends to holders of its common stock until the Company substantially improves its financial performance. As previously reported, the Company continues to face significant market challenges, and as a result believes that its cash currently can be better used for other business purposes.

Commenting on such action, Brian J. Harker, Chairman and Chief Executive Officer, stated, "While the Company recognizes the importance of the dividend to its shareholders, this decision is consistent with other actions taken by the Company to lower costs and allow greater financial flexibility as we work through the current market cycle and strive to position Alliance One for delivery of greater shareholder value over the long term."

This press release contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. Such statements include, but are not limited to, statements about future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on the current beliefs and expectations of Alliance One's management and are subject to significant risks and uncertainties. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results may differ materially from current expectations and projections. The following factors, among others, could cause actual results to differ from those set forth in the forward- looking statements: changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, political instability in sourcing locations, our ability to implement cost savings initiatives, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, and the impact of regulation and litigation on Alliance One's customers. Additional factors that could cause Alliance One's results to differ materially from those described in the forward-looking statements can be found in Alliance One's (previously DIMON Incorporated) Annual Reports on Form 10-K for the fiscal year ended March 31, 2005, and other filings with the Securities and Exchange Commission (the "SEC") which are available at the SEC's Internet site (http://www.sec.gov).

Alliance One International, Inc. is a leading independent leaf tobacco merchant. For more information on Alliance One, visit the Company's website at http://www.aointl.com.

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